UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGE OF DIRECTOR

Mr. Jianchun Liu has resigned as a member of the Company’s board of directors (the “Board”), effective on March 3, 2025. Mr. Liu’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices. He will continue to serve as the Chief Financial Officer of the Company.

To fill the vacancy created by Mr. Liu’s resignation, the Board approved the appointment of Mr. Lars Eivind Haugnes Naas (“Mr. Naas”) to serve as a director of the Company, with immediate effect. Mr. Naas is the founder, Chairman of the board of directors, and CEO of TROLL HOUSING AS, as well as founder and member of the board of directors of TYDAL DATA CENTER AS. Bitdeer completed the acquisition of all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS in April 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: March 6, 2025